

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





04007883

February 6, 2004

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/6/2004

Re: The Boeing Company
Incoming letter dated December 23, 2003

Dear Ms. Morgan:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to Boeing by Thomas Finnegan. We also have received a letter on the proponent's behalf dated January 10, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278



RECEIVED
2003 DEC 29 AM 10:06
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 23, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Executive Severance Agreements Submitted by Thomas Finnegan, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 4, 2003, Boeing received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Thomas Finnegan, with John Chevedden as proxy (the "Proponent" or "Mr. Chevedden"), for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the portions of the Proposal identified below from its proxy materials.

[03000-0200/SB033320.009]

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to golden parachutes and states, in relevant part:

> *RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.*
>
> *This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.*
>
> *Because it may not always be practical to obtain prior shareholder approval, our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.*

Summary of Bases for Exclusion

We have advised Boeing that it may properly exclude the Proposal, or portions thereof, from its 2004 Proxy Statement and form of proxy for the following reasons:

1. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because it is impermissibly vague and indefinite, and therefore misleading.

2. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by John Chevedden. Mr. Chevedden, in his own right as a shareholder, has submitted a proposal requesting that the Company's board amend the bylaws to provide that an independent director serve as Chairman of the Board. In addition, he has submitted four other proposals in his capacity as "proxy" for certain shareholders. These include:

1. A proposal requesting a shareholder vote on golden parachutes, "submitted by" Thomas Finnegan, with Mr. Chevedden as proxy;

2. A proposal recommending that the Company's Board declassify itself, "submitted by" Ray T. Chevedden, with Mr. Chevedden as proxy;

3. A proposal requesting shareholder approval of a Company poison pill, "submitted by" James Janopaul, with Mr. Chevedden as proxy; and

4. A proposal requesting a Board policy that directors and executive officers commit to hold a certain level of Company stock obtained through exercise of stock options, "submitted by" David Watt, with Mr. Chevedden as proxy.

A copy of each of these proposals is attached to this letter as **Exhibits B** through **E**.

We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of "proxy" for other shareholders, constitute a clear abuse of the plain wording and intent of the Rule 14a-8. Given the nature and magnitude of the abuse of process considered here, we are asking the Staff to permit the Company to omit from its 2004 Proxy Statement the proposals submitted to the Company by Mr. Chevedden (other than the one he submitted in his own right as a shareholder). Our arguments in this regard are discussed in detail in our prior no-action letter requests submitted to the Commission during the 2003, 2002 and 2001 proxy seasons and are incorporated by reference into this letter. *See The Boeing Co.* (Feb. 26, 2003) (proposal regarding annual election of directors); *The Boeing Co.* (Feb. 26, 2003) (proposal regarding shareholder rights plans); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding an independent board chairman); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding shareholder approval for golden parachutes); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding performance-based stock options); *The Boeing Co.* (Mar. 2, 2002); *The Boeing Co.* (Feb. 13, 2002); *The Boeing Co.* (Feb. 7, 2002); *The Boeing Co.* (Feb. 6, 2002); *The Boeing Co.* (Feb. 20, 2001); *The Boeing Co.* (Feb. 13, 2001); *The Boeing Co.* (Feb. 8, 2001); *The Boeing Co.* (Feb. 7, 2001).

Among other issues, Mr. Chevedden's purported submission of multiple proposals as "proxy" for other shareholders puts the Company in a difficult position in the matter of disclosing to its shareholders the identity of the true proposal proponents. Mr. Chevedden would have us name as the proposal proponents the shareholders for whom he acts as proxy. However, in view of his exclusive control over the drafting, negotiation, revision and no-action letter process incident to these proposals, we believe it would be false and misleading for the Company to name anyone but Mr. Chevedden as the proponent for each of the proposals. Were the Company to do otherwise, its proxy statement would misleadingly suggest that each of the proposals at issue here was submitted by a different individual, when in fact they were all submitted and written under Mr. Chevedden's direction and control.

We know of at least one instance where the Staff has granted relief in the manner the Company is requesting. *See TRW Inc.* (Jan. 24, 2001) ("*TRW*") (proposal excluded based on Proponent's solicitation of nominal proponent and fact that Proponent had drafted proposal). The relief granted in *TRW* was short-lived, however, because Mr. Chevedden now does not include the shareholder's telephone number, and often omits the shareholder's address, in any correspondence regarding the proposals in order to preclude the target company from contacting the shareholder so that it may develop a *TRW*-type no-action letter. Nevertheless, we believe that Mr. Chevedden's consistent and repeated abuse of the one proposal per proponent rule, Rule 14a-8(c), merits and provides a sufficient basis for the relief the Company is requesting. Accordingly, we ask that the Staff concur that the Company may omit the Proposal.

Explanation of Bases for Exclusion

1. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because it is impermissibly vague and indefinite, and therefore misleading.

The Proposal is impermissibly vague and indefinite because neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. On the one hand, the Proposal recommends that the "Board of Directors seek shareholder approval for golden parachutes to senior executives," but, on the other hand, the Proposal would impose significant limitations on the types of "golden parachutes" that the Company's board of directors (the "Board") and shareholders may consider.

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes proposals that are impermissibly vague and indefinite. In this regard, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading, because neither the voting shareholders nor the Board would be able to determine with any reasonable amount of certainty what actions would be taken if the Proposal were adopted. *See Smithfield Foods, Inc.* (July 18, 2003) (proposal requesting that "management prepare a report based upon the 'Global Reporting Initiatives guidelines' describing the environmental, social and economic impacts of its hog production operations"); *Johnson & Johnson* (Feb. 7, 2003) (proposal requesting adoption of Glass Ceiling Commission's business recommendations); *General Electric Co.* (Feb. 5, 2003) (proposal requesting board to seek shareholder approval "for all compensation for senior executives and board members not to exceed more than 25 times the average wage of hourly working employees").

In our view, the Proposal is internally inconsistent and would therefore only confuse shareholders and leave the Company's board without clear guidelines for implementation. As noted, the Proposal generally requests that the Company's Board "*seek shareholder approval for future golden parachutes for senior executives.*" Yet, the Proposal then purports to circumscribe the types of "golden parachutes" the Board and shareholders can even consider. For example, if adopted, the Proposal would not permit the Board to consider or shareholders to vote upon "*golden parachutes . . . for a change in control or merger which is approved but not completed . . . or for executives who transfer to the successor company.*" In our view, these internal inconsistencies will lead to confusion on two accounts.

First, the Proposal is unclear as to whether it relates solely to permitting a shareholder vote on golden parachutes or limiting the type of golden parachutes the Company can authorize. The Proposal seeks to give shareholders a voice on this issue, but then, by its own terms, it limits that voice. As presently drafted, we believe the Proposal is sufficiently vague and indefinite that shareholders would be unable to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

Second, and similarly, the uncertain scope and intent of the Proposal provides insufficient guidance to the Company's Board to determine how to implement the Proposal, if it is adopted. Here too, the Proposal would require the Board to seek shareholder approval for "future golden parachutes," but it then attempts to limit the types of severance arrangements the Board may itself approve and the circumstances under which it may do so. The Proposal speaks of "flexibility" but gives no indication as to when and how the Board may authorize such agreements. Because the Proposal does not provide the Board with clear guidance on these important questions, the Company believes that any action ultimately taken to implement the Proposal could be significantly different from the action envisioned by shareholders voting on the Proposal. A proposal is vague, indefinite and therefore misleading if a company and its shareholders might interpret the proposal differently, such that any action(s) ultimately taken by the company upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal. *See Smithfield Foods, Inc.* (July 18, 2003) and *IDACORP, Inc.* (Sept. 10, 2001).

Accordingly, we believe that the Proposal may be omitted from the Company's 2004 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9.

2. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

Portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/14a-9 because they contain false or misleading statements or otherwise fail to appropriately document assertions of fact.

Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes false or misleading statements, opinions stated as fact, and undocumented assertions of fact. *See, e.g., Farmer Bros. Co.* (Nov. 28, 2003) (opinions stated as fact and undocumented assertions of fact); *Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact, and undocumented assertions of fact); *Sysco Corp.*

(Aug. 12, 2003) (false or misleading statements and undocumented assertions of fact); *Kroger Co.* (Feb. 18, 2003) (false or misleading statements). The Proponent is well aware of the requirements of Rule 14a-8(i)(3). The Staff has repeatedly directed Mr. Chevedden to delete or revise such statements in his shareholder proposals. *See, e.g., Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact, and undocumented assertions of fact); *AMR Corp.* (Apr. 4, 2003) (opinions stated as fact and undocumented assertions of fact); *The Home Depot, Inc.* (Mar. 31, 2003) (false or misleading statements and undocumented assertions of fact).

First, the **heading to paragraph 5, paragraph 5** and **the first sentence of paragraph 9**, which include:

- **paragraph 5** *"In the view of certain institutional investors . . . Golden parachutes have the potential to 1) Create the wrong incentives 2) Reward mis-management."*
- **paragraph 9** *"Institutional investors recommend companies seek shareholder approval for golden parachutes."*

are properly excludable in their entirety unless modified because they assert facts in reliance upon purported authorities without identifying those authorities or providing any documentation for verification. The Proponent should specifically identify the *"institutional investors"* to which the statements are attributed and provide factual support in the form of a citation to a specific source in the Proposal or delete the paragraph from the Proposal altogether. We note that previously this year the Staff directed the Proponent to delete a similar statement in his golden parachute proposal for the Company's 2003 proxy statement. *See The Boeing Co.* (Feb. 18, 2003) (requiring the Proponent to specifically identify the investors referenced as "many institutional investors" in the proposal). We note that this request is consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to other companies. *See General Motors Corp.* (Apr. 3, 2002); *Exxon Mobil Corp.* (Mar. 26, 2002); *The Boeing Co.* (Mar. 2, 2002).

Second, **the second sentence of paragraph 5**, which states that "*A change in control can be more likely if our executives walk with millions even if shareholder value languishes during their tenure*," is properly excludable because it inappropriately casts the Proponent's opinion as a statement of fact. The Proponent should qualify the foregoing statement by including "The Proponent believes," "In the opinion of the Proponent," or some other acceptable variation. *See Farmer Bros. Co.* (Nov. 28,

2003); *Monsanto Co.* (Nov. 26, 2003). Without such qualification, the statement misleadingly suggests facts that have not otherwise been documented.

Third, the **heading and the first sentence of paragraph 6**—*"54% Shareholder Support – The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote"*—are properly excludable because they are misleading and undocumented assertions of fact not capable of verification by reference to the text of the Proposal. In our view these statements misleadingly suggest that the 17 shareholder proposals referenced were exactly the same as the present Proposal, a fact which the Proponent has not demonstrated. Since it would be difficult for the Proponent to adequately describe the nature of each of these proposals and comply with the 500-word limit, we believe he should be directed to delete the statements altogether.

At a minimum, the Proponent should specifically identify and provide factual support in the form of a citation to a specific source for the foregoing statements. None of the 17 companies that voted on such shareholder proposals in 2003 are identified, nor are the 17 different approval rates by which the Proponent deduces an average "supporting vote" of 54%. These statements are unsupported and are designed to give shareholders the false impression that the Proponent enjoys wide backing of institutional investors. We are not aware of a single institutional investor who has publicly endorsed the Proponent, his tactics or his proposals. Here too, we note that previously this year the Staff directed that the Proponent's use of generalized declarations of support by unspecified companies or investors be amended to include references to specifically identify the companies or investors. *See The Boeing Co.* (Feb. 26, 2003) (requiring the Proponent to delete the statement in the proposal that "Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002"). Without specifics, it is impossible for any reader of the Proposal to determine the accuracy of the facts asserted.

Fourth, Proponent's reference to the website **www.cii.org** is properly excludable unless modified because it is misleading. The Staff has indicated that website addresses are not excludable from shareholder proposals per se, but they are excludable if a company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Staff Legal Bulletin No. 14* (July 13, 2001). We believe the Staff's prerequisites for exclusion of the website referenced in the Proposal are satisfied. We note that the Staff has required Mr. Chevedden to revise references to websites to provide a citation to a specific source for the discussion referenced in the proposal he submitted to the Company and to other companies. *See Weyerhaeuser Co.* (Jan. 16, 2003) (directing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced); *The Home Depot, Inc.* (Mar. 31, 2003) (instructing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced in the statement that "[t]he Council of Institutional Investors www.cii.org...called for shareholder approval of poison pills"); *Sabre Holdings Corp.* (Mar. 20, 2003) (directing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced in the statement that "[t]he Council of Institutional Investors www.cii.org...called for shareholder approval of poison pills"); *FirstEnergy Corp.* (Mar. 10, 2003) (instructing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the definition referenced in the statement that "[t]he Council of Institutional Investors www.cii.org...called for shareholder approval of poison pills"); *The Boeing Co.* (Feb. 26, 2003) (directing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced in the statement that "[a]nnual election of each director is a Council of Institutional Investors www.cii.org core policy"). Mr. Chevedden should do likewise in this case.

With respect to the challenged statements noted above, we acknowledge that when the Proponent submitted the Proposal he included a list of references outside the text of the Proposal. *See* **Exhibit A**. These references are not only incomplete, hence this request for no-action relief, but were not included in the text of the Proposal. Thus, shareholders have no way of determining for themselves the accuracy and veracity of the statements in the Proposal. For example, the Proponent referenced the IRRC Corporate Governance Bulletin, June—Sept. 2003, but did not indicate which statement in the Proposal this information is intended to support, nor did he indicate to what information in the publication he was referring. The Proponent also referenced the CalPERS Domestic Proxy Voting Guidelines and the CII Corporate Governance Policies, but he does not include them in the text of his Proposal so that shareholders may themselves have the benefit of these citations. In our view, the Proponent should specifically identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements *in the text* of the Proposal. The Proponent should provide full and accurate citations, including the title

Proposal. The Proponent should provide full and accurate citations, including the title and author of the article quoted, so that shareholders can more easily access the information. Otherwise, the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements in proposals submitted to the Company and other companies. *See FirstEnergy Corp.* (Mar. 10, 2003) (directing proponent to provide citation to a specific publication date for a reference to "BUSINESS WEEK's inaugural ranking of the best and worst boards in 1996"); *The Boeing Co.* (Feb. 18, 2003) (directing Proponent to provide factual support in the form of a citation when the proposal merely cited to "McKinsey & Co. corporate governance survey"); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing proponent to provide citation to a specific publication date for the proposal's reference to a "major series by the Seattle Times").

* * * * *

For the foregoing reasons, we believe the Proposal, or at least portions thereof, may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal's supporting statement or portions thereof are excluded.

Boeing anticipates that its definitive 2004 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 22, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:reh
Enclosures

cc: John Chevedden
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

Exhibit A

5 – Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.

Because it may not always be practical to obtain prior shareholder approval, our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.

Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, Washington 98359 submitted this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.

54% Shareholder Support

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

Independent Support for Shareholder Input on Golden Parachutes

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Input regarding Golden Parachutes
YES ON 5

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "5" above) based on the chronological order in which proposals are submitted.

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at
http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if there are any references the company is unable to locate and please list the specific items.

Exhibit B

Thomas Finnegan
8152 S.E. Ketchum Road
Olalla, WA 98359

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



10/27/03

cc: James C. Johnson
Corporate Secretary

5 – Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.

Because it may not always be practical to obtain prior shareholder approval, our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.

Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, Washington 98359 submitted this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.

54% Shareholder Support

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

Independent Support for Shareholder Input on Golden Parachutes

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Input regarding Golden Parachutes
YES ON 5

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "5" above) based on the chronological order in which proposals are submitted.

References:

CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if there are any references the company is unable to locate and please list the specific items.

Exhibit C

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden 10-26-03

cc: James C. Johnson
Corporate Secretary

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps so that each director is elected annually. (Does not affect the unexpired terms of directors.)

We as shareholders voted in support of this topic.

Year	Rate of Support
1999	51%
2002	50.5%
2003	56%

These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. Additionally our Directors had authorized their objections to go out in extra solicitations to shareholders beyond the usual proxy distribution.

Only 27% of Boeing shares outstanding supported our Directors' position on this topic in 2003. And during 2003 insiders owned 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends that Directors act to adopt proposals which win a majority of votes cast.

Since 1999 our Directors have not provided any management position evidence that Directors consulted with a corporate governance authority who supported this proposal topic. I believe our directors have an obligation to give equal consideration to both sides of this key issue.

I can only question how our Directors analyzed this proposal topic. I believe our directors have done a disservice to their shareholders, employees and customers by committing themselves to the status quo in corporate governance on this key issue.

When something goes wrong at a company, Boards could face liability if they ignored a shareholder proposal that could have prevented the problem.
Source: Seth Taube, Securities Litigation Department, McCarter & English

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003. Annual election of each Director is a key policy of the Council of Institutional Investors. Institutional investors in general own 65% of our company's stock.

I believe that annual election of each Director is an avenue to express to each Director our concern about our current stock price – compared to its $69 price in 2001.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

I believe it is unfounded the concern expressed by some that the annual election of each director could leave companies without experienced directors. In the unlikely event that shareholders vote to replace all directors, such a decision would express dissatisfaction with the incumbent Directors and would reflect the need for change.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for annual election of each Director.

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Shareholder proposals still get no respect, TSC, May 12, 2003
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

Exhibit D

James Janopaul
1255 N. Buchanan Street
Arlington, VA 22205

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

James Janopaul [Signature] [Date] Oct 20/03

cc: James C. Johnson
Corporate Secretary

The attached proposal is submitted consistent with the above letter.
Sincerely,
John Chevedden November 19, 2003

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	50.6%
2003	50.7%

These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. The 49%-vote favoring management's objections equals only 31% of Boeing shares outstanding and insiders own 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 65% of our stock.

I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder votes if our Directors seriously believe they have a good reason.

James Janopaul, 1255 Buchanan Street, Arlington, Virginia 22205 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors took a step in the right direction their Oct. 2003 statement that the Board intends to submit any poison pill to a vote of shareholders. However the Council of Institutional Investors was dissatisfied with the "huge loophole" in the type of policy that our Directors issued. This proposal is intended to enhance shareholder rights beyond our Directors' statement by providing for a shareholder vote any time a poison pill is adopted and a shareholder vote if this policy is materially changed or discontinued.

Director Confidence in Our Management

I believe that, by our Directors taking the steps to adopt this proposal, our Directors will signal their confidence that our management – subject to their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

David Watt
23401 N.E. Union Hill Road
Redmond, WA 98053

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

David R. Watt 10-30-03

cc: James C. Johnson
Corporate Secretary

4 – Retention of Stock Obtained through Options

RESOLVED: Shareholder request that our board of directors adopt a policy for senior executives and directors to commit to hold throughout their tenure at least 75% of all Boeing shares that they obtain by exercising stock options. This would include each option plan that our Board has the power to modify accordingly.

David Watt, 23401 N.E. Union Hill Road, Redmond, Washington 98503 submitted this proposal.

Since the accounting scandals at Enron, Worldcom and other companies, the role of stock options in executive compensation has become more controversial. Stock options can provide incentives to senior executives which conflict with the interests of stockholders. Stock option grants promise executives all the gain of stock price increases yet none of the risk of stock price declines. For this reason, stock options can encourage actions to boost short-term performance. Unlike direct stock holdings, stock options can also discourage executives from increasing dividends because option holders are not entitled to dividends.

I believe that this proposal is more important to our company than to some other companies because our company does not require that our directors own any minimum amount of stock.

This resolution proposes to align director and executive interests with those of shareholders by asking our directors and executives to commit that they will hold at least 75% of all Boeing stock that they obtain by exercising options for as long as they remain directors or executives. This policy seeks to decouple executive and director compensation from short-term price movements. This is designed to encourage greater emphasis on longer-term gains while giving directors and executive flexibility by enabling them to sell 25% of their holdings at will.

I believe that adopting this policy would be a good way of assuring shareholders that our directors and senior executives are committed to long-term growth of the Company and not merely short-term gains.

I urge you to vote FOR this resolution.

Retention of Stock Obtained through Options
Yes on 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 10, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Perkins Coie LLP No Action Request
The Boeing Company (BA)
Thomas Finnegan

Ladies and Gentlemen:

In response to the company no action request, the numbers preceding the brackets below correspond to the pages of the company letter.

3] The company cites a TRW case that is not similar to this case in the key determining facts. The company fails to provide any scrap of evidence to hypothesize any similarity in the key TRW determining facts compared to any proposals to Boeing.

4] The proposal asks the company to take action relating to a single issue. The proposal is made up of more than one component which is "closely related and essential to a single well-defined unifying concept. The unifying concept is applying reasonableness to golden parachutes – to award golden parachutes in reasonable amounts in cases where they are deserved.

5] **Hog Production – Purported Precedent**
At the top of the company list of purported analogies on vague is a case involving hog production, Smithfield Foods (July 18, 2003). The company does not cite any reason that purported precedent involving hog production should be stretched beyond the narrow application of that specialized business to have an extended application to a core corporate governance issue – board independence. The company does not claim that hog production has even one other important precedent for the conduct of the company's business.

6] The company inscrutably claims that a 500-word-limit proposal on golden parachutes (including supporting statement) must not only request "significant limitations" but must also spell out "clear guidance" on "when and how the Board may authorize such [golden parachute] agreements."

In other words the company inscrutably claims that a proposal to reasonably limit golden parachutes must be a how-to guide on awarding golden parachutes.

7] Contrary to the company claim, including "certain" before institutional investors restrains and narrows the text of the proposal.

That "Golden parachutes have the potential to 1) Create the wrong incentives 2) Reward mismanagement" is supported by proposal text that the company does not challenge. For instance the $150 million in parachutes for Northrop Grumman executives for the failed merger with Lockheed Martin.

"Institutional investors recommend companies seek shareholder approval for golden parachutes" is supported by the references submitted with the proposal: CalPERS Domestic Proxy Voting Guidelines and Council of Institutional Investors, Corporate Governance Polices. The company did not accept the explicit invitation for further information on the references.

The company misquotes the proposal. The proposal states, "A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure." The company misquote is, "A change in control can be more likely if our executives walk with millions even if shareholder value languishes during their tenure." Thus there is no company argument regarding these sentences as they were submitted.

8] The 54% vote regarding 17 proposals on this topic is supported by the IRRC Corporate Governance Bulletin, June – Sept. 2003 reference included with the proposal. The 17 proposals are listed in the reference. The company unreasonably claims that even when a respected specialized independent source, such as IRRC, reports empirical information on a category of topic which is *independently* determined, this is not sufficient. The company makes the draconian claim that all 17 proposals must be "exactly the same."

In Alaska Air Group (March 31, 2003) the text, "Twenty-five (25) proposals on this topic won an overall 63%approval rate at major companies in 2002" was specifically <u>not</u> excluded.

9] <u>www.cii.org</u> was found includable with modification in UGI Corporation (December 18, 2003). An internet address is arguably the quickest and simplest means for the holders of a majority of company stock to access information on the Council of Institutional Corporate Governance Policies. It is time for companies to recognize progress in information technology also applies the shareholder proposal process.

No-action request purportedly due exclusively to "incomplete" references

With a multitude of confusing company complaints and arguments it is difficult to determine any one omitted reference item that makes the reference list "incomplete." It is clear that the company did not pick up the telephone to ask that a single reference item be provided or clarified in spite of an explicit invitation. However the company claims the references are "incomplete, hence this request for no-action relief ..." – no other reason given.

The company gives the spurious advice that a proposal must cure a purported defect by introducing an empirical defect. For example the company advises that the entire text of the CII Corporate Governance Policies must be included – which would alone automatically exclude the entire proposal for exceeding the 500-word limit. The sham company argument for its advice to violate the 500-word-limit is "so that shareholders may themselves have the benefit of these citations."

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,



John Chevedden
Boeing Company shareholder

cc:
Thomas Finnegan
Harry Stonecipher

5 – Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.

Because it may not always be practical to obtain prior shareholder approval, our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.

Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, Washington 98359 submitted this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.

54% Shareholder Support

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

Independent Support for Shareholder Input on Golden Parachutes

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Input regarding Golden Parachutes
YES ON 5

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "5" above) based on the chronological order in which proposals are submitted.

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at
http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if there are any references the company is unable to locate and please list the specific items.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 23, 2003

The proposal recommends that the board seek shareholder approval for future golden parachutes for senior executives.

We are unable to concur in your view that Boeing may omit the proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the statement that begins "In the view of certain . . ." and ends ". . . reward mis-management";
- recast the sentences that begin "A change in control . . ." and end ". . . languishes during their tenure" as the proponent's opinion;
- provide factual support in the form of a citation to a specific source for the discussion with the caption "54% Shareholder Support" and includes the sentence that begins "The 17 shareholder proposals . . ." and ends ". . . average supporting vote"; and
- delete the reference to www.cii.org.

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Anne Nguyen
Attorney-Advisor